Exhibit 14

TESCO Corporation

Business Ethics Policy

Message from the President	1

Ethics and Business Conduct	2

Conflict of Interest and Other Misconduct	4

International Business	6

Corporate Information and Confidentiality	8

Employment Practices	9

Health and Safety	10

Environment	11

Whistleblower Policy and Procedure	12

Compliance	14

Message from the President

TESCO is an international company with a strong reputation for providing quality products and services. We continually seek to deliver the best results for the Company, the highest return to our shareholders, and the most beneficial service to our customers.

Ethical conduct is defined as that which is morally correct and honorable. To maintain our valuable reputation, and to build on our success, we must conduct our business in a manner that is legal as well as ethical. This Business Ethics Policy establishes TESCO's commitment to following ethical business practices. It details the fundamental principles of ethical business behavior and defines the responsibilities of all employee and Company representatives.

Familiarize yourself with this Ethics Policy and with the other corporate Policies that relate to it. I expect managers and supervisors to promote compliance by example and by providing guidance to other employees.

In the course of conducting your business for TESCO you will occasionally find yourself faced with difficult choices. A circumstance will present itself that gives you reason to pause and consider whether you are about to violate the principles contained in this Ethics Policy. At such times always pause and defer your decision until you have had the opportunity to discuss the matter with one or more members of the Executive Management Team as it is constituted from time to time, or the Legal Department.

/s/ Julio M. Quintana
Julio M. Quintana President and Chief Executive Officer TESCO Corporation

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Ethics and Business Conduct

All employees contribute to TESCO’s reputation; therefore, it is important that all employees adhere to ethical guidelines. Always follow these principles:

Compliance with Laws

TESCO business, whether domestic or international, must be conducted in compliance with all applicable laws and regulations. Be aware of the legal requirements that apply to your job, and follow those laws strictly. TESCO will not tolerate illegal activity conducted for personal gain or on the Company’s behalf.

Lack of knowledge of the law will not excuse your non-compliance with this Ethics Policy. If you have questions or if you require assistance with legal matters contact TESCO’s Legal Department.

Honesty and Integrity

Consider TESCO’s reputation and credibility in all your business relationships. Be honest and honorable in all dealings with other employees, the public, the business community, shareholders, customers, suppliers, competitors, and government authorities.

Entertainment and Gifts

Never accept a gift, entertainment, or any other benefit from an individual or organization doing business with TESCO if that gift, entertainment or benefit could influence your decisions or, if it were made public, might appear to have influenced your business decision. Any gift, entertainment, or benefit you provide to a business associate must be modest in scope and value. Never provide a gift, entertainment or benefit that contravenes any applicable law or contract term or that is large enough to influence, or appear to influence, the recipient’s business decisions. Ensure that you record (in TESCO’s accounts) all expenditures on gifts, entertainment, and other benefits.

Consultant Fees, Commissions and Other Payments

Never give or receive any payment that falls outside the normal conduct of business. Ensure that all consulting or agency fees, commissions, retainers or other payments are reasonable in the context of acceptable commercial practice and that they comply with applicable corporate policies. Properly record all payments

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given or received in the Company’s accounts. If you engage in giving or accepting kickbacks, bribes, payoffs or other illegal or similar transactions you will be subject to immediate discipline, up to and including dismissal in accordance with TESCO’s policy on employee discipline.

Political Contributions

TESCO does not wish to discourage the participation of employees in political and related activities. However, you may not make political contributions on TESCO’s behalf, either directly or indirectly, without the prior written approval of TESCO’s Executive Management.

Compliance with Accounting Controls and Procedures

Always comply with the Company’s accounting procedures and controls, and all applicable laws. Properly record all financial data and transactions. TESCO does not permit the use of “slush funds”, or other unrecorded funds or assets. All disclosure contained in reports and documents filed with securities regulators and other governmental authorities by or on behalf of TESCO shall be full, fair, accurate, timely and understandable.

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Conflict of Interest and Other Misconduct

TESCO expects all employees to act only in the best interests of the Company. Avoid situations or activities where your personal interests are, or may appear to be, in competition with or in opposition to TESCO’s interests. This includes situations that might prevent you from devoting proper time or attention to your duties, or situations that might affect your judgment or ability to act in TESCO’s best interest. Should you be faced with a situation or a transaction that might give rise to such a conflict of interest, you must disclose this information to a member of the Executive Management Team.

It is not possible to give a comprehensive list all potential conflict of interest situations. However, the following are examples of such conflicts:

a) Competing business interests.

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If you or someone close to you owns or participates in a business that competes with, is served by or provides services to TESCO, it may conflict or interfere with your ability to work for TESCO. To clarify such cases you must inform the Executive Management Team and seek guidance.

•

If you are going to participate in any business venture that may compete with TESCO, whether directly or indirectly, you must obtain prior written approval from the Executive Management Team or, if you are a senior officer or a director of the Company, the Corporate Governance Committee of the Board.

•

You may not engage, on TESCO’s behalf, in any transaction with a business in which you or a family member has an interest unless you have prior written approval from the Executive Management Team or, if you are a senior officer or a director of the Company, the Corporate Governance Committee of the Board.

•	If you want to serve on the Board of Directors or similar body of any company, you must obtain prior written approval from the Chief Executive Officer.

b) Insider trading.

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You must adhere strictly to the Company’s Confidentiality of Information, Employee Trading and Insider Trading and Reporting Policy and applicable laws on insider trading. If you have questions regarding the law or the Company’s policy in this area, seek advice from the Legal Department.

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c) Use of employment activities for personal gain.

•	Never abuse your position at TESCO by seeking personal gain, e.g. by obtaining personal benefits from those doing or seeking to do business with TESCO.

d) Misuse of Company property or resources.

•

As an employee, you are entrusted with Company property and resources including vehicles, computer equipment and software, corporate information and tools. Use these resources for Company business, not for personal gain.

e) Personal transactions with TESCO business associates.

•	Never accept a loan from an individual or organization that does business with TESCO, unless the individual or organization is in the business of making loans.

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International Business

In the course of your employment with TESCO, you may be faced with legal and ethical issues that arise as a result of the Company’s international business activities. In addition to applicable local laws, TESCO must comply with Canadian and U.S. law relating to international business transactions.

International Bribery Legislation

Canada and the United States have laws that prohibit domestic companies from engaging in corrupt practices when dealing with foreign governments. In Canada, this law is called the Corruption of Foreign Public Officials Act, and the United States equivalent is the Foreign Corrupt Practices Act. These laws make it an offence to make or offer any payment, gift, or other benefit to a foreign government official in order to gain some business advantage. Engagement in these activities can result in penalties including personal and corporate fines and imprisonment of individuals. Therefore, it is imperative that all TESCO employees, agents and other representatives adhere to all applicable corrupt practices legislation.

In some countries “facilitating” payments or tips are used to expedite routine government services (e.g. obtaining permits, processing visas or obtaining telephone service). Both Canada and the United States provide exceptions to the anti-bribery laws for these types of payments. Before you make these types of payments:

•	Seek the advice of the Legal Department.

•	Exercise caution. Some payments may violate local laws, even if they are facilitating payments under U.S. or Canadian foreign corrupt practices legislation.

•	Keep accurate records of any payment you make and ensure they are recorded in TESCO’s accounts as reflected by corresponding receipts.

Detailed information on these laws is available on the TESCOlink Intranet or from the Company’s Legal Department.

International Sanctions and Trade Restrictions

TESCO is subject to a variety of laws relating to international trade and the export of equipment and technology. In addition to Canadian laws, TESCO is subject to U.S. trade laws and economic sanctions, both directly and as a result of dealing with U.S. suppliers of goods or services.

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To ensure we comply with all applicable laws, TESCO has established policies and procedures for evaluating and processing international contracts. These procedures include a requirement that the Legal Department and a member of the Executive Management Team review contracts before being approved.

For more information or assistance with international trade issues, contact TESCO’s Legal Department.

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Corporate Information and Confidentiality

Every Company employee has access to some type of confidential information. For example, the following are considered confidential: technical information about TESCO tools or equipment; financial data; information about how certain processes work; price lists; methods of conducting operations; business plans and intentions; legal matters; applications for patents and trademarks; and software developments. Commercial and technical information received on a confidential basis from third parties such as suppliers, customers, and partners is also confidential information.

All TESCO employees sign an undertaking of confidentiality to the Company when starting their employment with TESCO. In addition, the Company has a comprehensive policy which details how Company personnel should treat confidential information.

Except as required in the normal course of performing your job, do not reveal confidential information to anyone, either while employed by TESCO or after you leave the Company, unless you have written authorization from the President of TESCO.

Corporate Communications

All public communications made by or on behalf of TESCO shall be full, fair, accurate, timely and understandable.

The Company’s Executive Management have designated individuals to speak to the public on behalf of the Company pursuant to Company’s Disclosure Policy. Do not speak publicly on behalf of the Company unless you are specifically authorized to do so. Investor relations are handled by the Chief Executive Officer and the Chief Financial Officer.

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Employment Practices

TESCO strives to provide a positive work environment that supports productivity, dignity and self-esteem, and the pursuit of personal goals.

Our employment policies and procedures provide for equal opportunity and fairness in employment decisions. We do not discriminate on the basis of race, colour, ancestry, place of origin, religious belief, physical or mental disability, age, gender, sexual orientation, marital status, family status or source of income, and we take steps to comply with all applicable affirmative action legislation. We also endeavour to ensure that all employees are treated fairly in all aspects of the employment relationship, including performance appraisals, compensation, opportunities for advancement, and disciplinary matters.

We believe that employees are entitled to privacy and we recognize our obligations as set out in applicable privacy legislation. TESCO collects only necessary personal information, and we protect confidential information using well-defined procedures.

Finally, we do our best to ensure that employees are treated with dignity and respect by the Company and by fellow employees. TESCO makes every effort to protect employees from harassment and takes action to address any concerns that arise in this regard. TESCO deals with harassment or other improper conduct with in accordance with the Company’s policies on harassment and on employee discipline.

If you have employment-related questions or issues, you may speak with your immediate supervisor or with a member of the Human Resources team. If you are more comfortable doing so you may also speak with any member of the Legal Department or of the Harassment Committee established under the Harassment and Sexual Harassment Policy.

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Health and Safety

TESCO’s foremost concern is protection of the health and safety of all employees.

We have adopted policies and procedures that are aimed at ensuring that TESCO meets or exceeds all applicable health and safety laws and regulations as well as prevailing industry standards. We strive to fully implement all safety policies and procedures.

Complete compliance with safety policies and procedures requires the cooperation and commitment of every employee. Be aware of how the company’s health and safety policies apply to you, and conduct your duties and responsibilities in compliance with these policies.

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Environment

TESCO is committed to minimizing the effects of our operations on the natural environment. We endeavour to meet all regulatory and industry standards by implementing appropriate measures for the assessment of potential environmental effects, for the prevention of these potential effects and for appropriate response to any incidents that might occur.

As a TESCO employee you are expected to be familiar with the required environmental standards that apply to your work at TESCO, and to comply with these standards at all times.

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Whistleblower Policy and Procedure

By way of a “Whistleblower Hotline” TESCO provides procedures for the confidential and anonymous reporting of issues regarding any questionable or fraudulent activities including accounting and auditing actions by employees of the company. The Hotline allows employees to report concerns regarding any alleged fraudulent activities including the Company’s internal accounting controls or auditing matters directly to the Audit Committee of the Company’s Board of Directors. Employees are assured that their calls will remain anonymous and that the system cannot be manipulated in order to determine the identity of the whistleblower.

The Whistleblower Hotline completely protects the identity of any individual submitting concerns and provides access through all of the primary communication methods: telephone/voicemail, email and web interface. The selection of message types ensures that whistleblowers have access to the messaging platform that is most comfortable and convenient for them.

The Service

The Hotline is provided by an independent, third party service provider which is recognized as an industry leader in providing critical services to public companies around the world. The system is designed for maximum security and ease. Messages from all three available methods are delivered into a secure management database and every message touch point is recorded for audit purposes.

Employees are reminded that although the anonymous Whistleblower Hotline service is provided, the Company continues to encourage direct dialogue as between all employees and their direct and/or indirect supervisors to the maximum extent possible. Further, the Company encourages all employees to directly communicate concerns they may have in relation to any and all issues beyond accounting, internal controls and auditing matters.

Telephone Contact

All employees can access a Canada/U.S. toll-free number (866-259-2550) and a toll number outside of Canada/U.S. (402-572-5484). Whistleblowers around the world can call either number to leave a message with the Audit Committee. All voicemail messages will be electronically altered/disguised to ensure the confidentiality of the whistleblower.

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Secure Web Form

The Whistleblower can access an Internet-based message interface at http://www.openboard.info/tesof/ in order to deliver a message to the Audit Committee.

Email

The Whistleblower can send an email message to the Audit Committee by using the vehicle provided by Shareholder.com on the website which is also available for each employee. The Email address is: tesof@openboard.info

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Compliance

TESCO has adopted this Ethics Policy, and we trust that all employees will use their best judgment to ensure they comply with its principles.

TESCO cannot police all aspects of employee conduct. However, to ensure the Ethics Policy is upheld we have implemented a compliance program that includes the following:

Compliance

The Executive Management Team is responsible for overseeing compliance with this Ethics Policy. The Executive Management Team will receive and investigate complaints and reports of non-compliance and may delegate such investigations to a sub-committee of the Executive Management Team for report back to the full Executive Management Team.

Employee Communication

The Company will provide employees with an opportunity to become familiar with the Ethics Policy and related policies and procedures. We will communicate the contents of the Ethics Policy and provide ongoing opportunity for employees to ask questions and seek additional information.

You will find a variety of information and reference materials on the TESCOlink Intranet. If you wish to obtain additional materials, or discuss any aspect of the Ethics Policy, speak with any member of the Legal Department or of Executive Management.

Reporting

To implement the Ethics Policy, TESCO needs the full cooperation of all employees. We expect employees to comply with all aspects of this Ethics Policy, and encourage employees to report any violations they observe to any member of the Executive Management Team or a senior member of the Human Resources department.

It is a violation of this Policy to intimidate or retaliate against any person who has reported a violation of this Ethics Policy.

Compliance Certificates

As an employee, you may be asked to complete a certificate stating you have complied with this Ethics Policy.

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Violations

The Executive Management Team will investigate all reports or other information received regarding alleged violations of this Ethics Policy, and will report to the Board of Directors on the results of investigations of material violations.

Any person who is found to have violated this Ethics Policy, or any related corporate policy, will be subject to discipline in accordance with TESCO’s policy on employee discipline, which policy provides for appropriate disciplinary measures for employee misconduct, up to and including dismissal.

Waivers of Compliance

Only the Board of Directors has the authority to grant a waiver of compliance with this Policy for directors or executive officers. Such waivers shall be granted only where the Board determines that a waiver is necessary and warranted and is in the best interest of the Corporation. All waivers shall be limited so as to protect the Corporation to the greatest extent possible, and shall be disclosed as required by applicable law.

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